Filed by Avon Products, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

The following communication was sent to certain personnel of Avon Products, Inc. on May 30, 2019.

From: Kay Nemoto, Chief People & Strategy Officer and Bola Ogun, VP Global Compensation & Benefits

Treatment of Long-Term Incentive (LTI) Awards as a result of the merger

Following our recent announcement about the plan to combine Avon and Natura &Co, we wanted to provide LTI plan participants with some clarity on how Avon LTI awards will be treated  upon the closing of the transaction.

It is important to note that all these details are subject to the transaction completing, and we will provide you with further details as we move closer to that point.  Please note this is intended to be purely a summary and the formal documents including the Merger Agreement will prevail in the event of any inconsistency.

Under the terms of the Merger Agreement, a new Brazilian holding company has been created. Following the completion of the transaction, shares in this new holding company (“HoldCo”) will be listed on the Brazilian Stock Exchange, with American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE). At that point, Avon Products, Inc. (AVP) will cease to be listed or traded on an exchange.

Treatment of your award(s) by type:

i.
LTI awards that have fully settled into shares of Avon stock prior to closing of the transaction: (or will fully settle into shares of Avon stock prior to closing of the transaction): As an Avon shareholder, you will receive 0.300 HoldCo shares (or ADRs if you so choose) for each share of Avon common stock you own. These terms are also applicable to any Avon stock you may own outside the LTI award plan.

ii.
Outstanding LTI awards at transaction close: Generally the rules set out in the grant brochures and award agreements remain in place (e.g. what happens if you resign, are involuntarily terminated, or retire, etc.). At the close of the transaction, the treatment of these outstanding LTI awards will be as follows:

a.
Restricted Stock Units (RSUs): Each Avon RSU will be converted into a HoldCo RSU. The number of RSUs you receive in the new HoldCo will be determined by applying a conversion factor of 0.300.  This means that each Avon RSU will equate to 0.300 HoldCo RSUs. The converted HoldCo RSUs will vest, subject to your continued employment, on the vesting date applicable to your original Avon RSUs.

b.
Performance Restricted Stock Units (PRSUs):  Each Avon PRSU will be converted into a HoldCo RSU. We will generally assume target level performance (against the targets set out in the LTI brochure) when converting Avon PRSUs to HoldCo RSUs. The number of RSUs you receive in the new HoldCo will also be determined by applying the 0.300 conversion factor. The converted HoldCo RSUs will vest, subject to your continued employment, on the vesting date applicable to your original Avon PRSUs.

c.
Performance Based Cash LTI: The value will be determined at the date the transaction closes (based on the achievement of the performance targets as set out in your grant brochure). The performance factor used to determine the value at closing will be actual performance achieved through to the date the transaction closes (assuming the level of performance before closing would have continued through the end of the full performance period). The cash payments will vest on the original settlement date, subject to the rules as set out in the grant brochures.

d.	Time Based Cash LTI: Will be settled on the original vesting date, subject to the rules as set out in the grant brochures
e.
Stock Options & Stock Appreciation Rights (SARs) not in-the-money: Stock options in which the option exercise price is higher than the Avon share price immediately prior to the closing, whether vested or unvested, will be canceled without payment.

f.
Stock Options & Stock Appreciation Rights (SARs) in-the-money: Stock options, in which the option exercise price is lower than the Avon share price immediately prior to the closing date, whether vested or unvested, will be canceled in exchange for a cash payment. This cash payment will be equal to the aggregate spread value of the stock option (i.e. Avon’s NYSE closing price immediately prior to the closing date, less the applicable exercise price and multiplied by the number of shares of Avon stock subject to such stock option or SARs. E.g. You received 100 options, with an option exercise price of US$3.40. Assuming the Avon share price immediately prior to the closing date is US$4, then you will receive a cash payment of US$60 (100 x $0.60)).

We know you will have questions. Further information will follow, and we will schedule briefing calls closer to the time of the transaction completing to discuss the impact of the deal on LTI awards.

You can view details of your LTI awards by logging into Workday (go to Inside Avon> myHR > Workday) and click on “View my Recent LTIP Award” on the home screen.

Please see here for the Cautionary statement for purposes of the ‘safe harbour’ statement

Cautionary Statements for Purposes of the “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements in this letter that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed combination of Avon Products, Inc. (“Avon”, “we” or “us”) and Natura Holding S.A. (together with Natura Cosméticos S.A., “Natura &Co”); our beliefs relating to value creation as a result of a potential combination with Natura &Co; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura &Co’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward looking statements. They include, among other things, statements regarding our anticipated or expected results, future financial performance, various strategies and initiatives (including our transformation plan, Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives and related actions), costs and cost savings, competitive advantages, impairments, the impact of foreign currency, including devaluations, and other laws and regulations, government investigations, results of litigation, contingencies, taxes and tax rates, potential alliances or divestitures, liquidity, cash flow, uses of cash and financing, hedging and risk management strategies, pension, postretirement and incentive compensation plans, supply chain and the legal status of the representatives. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding our current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of Avon to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, our ability to improve our financial and operational performance and execute fully our global business strategy, the effect of economic factors, our ability to improve working capital, our ability to reverse declines in active representatives, general economic and business conditions in our markets, our ability to attract and retain key personnel, competitive uncertainties in our markets, any changes to our credit ratings and the impact of such changes on our financing costs, rates, terms, debt service obligations, access to lending sources and working capital needs, the risk of an adverse outcome in any material pending and future litigation and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Item 1A of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Other risks and uncertainties include the timing and likelihood of completion of the proposed combination of Avon and Natura &Co, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Avon’s shareholders may not approve the proposed transactions; the possibility that Natura &Co’s shareholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Avon and Natura &Co will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; the effect of the announcement, pendency or consummation of the proposed transactions on customers, employees, representatives, suppliers and partners and operating results; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Participants in the Solicitation

Natura &Co, Avon, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Natura &Co’s directors and executive officers will be set forth in the definitive joint proxy statement/prospectus, and information about Avon’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 2, 2019, which also may be obtained free of charge from the investor relations page of Avon’s website www.Avonworldwide.com.  To the extent holdings of Avon securities have changed since the amounts contained in the proxy statement for Avon’s 2019 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Natura &Co and Avon file with the SEC.

Additional Information and Where to Find It

The proposed transaction involving Natura &Co and Avon will be submitted to Avon’s shareholders and Natura &Co’s shareholders for their consideration.  In connection with the proposed transaction, Natura &Co will prepare a registration statement on Form F-4 that will include a joint proxy statement/prospectus for Avon’s shareholders to be filed with the Securities and Exchange Commission (“SEC”).  Avon will mail the joint proxy statement/prospectus to its shareholders, and Avon and Natura &Co will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Natura &Co or Avon may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Natura &Co or Avon with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Natura &Co by going to www.NaturaeCo.com and from Avon by going to its investor relations page on its corporate web site at www.Avonworldwide.com.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.